UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Getaround, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37427G101

(CUSIP Number)

SB Investment Advisers (UK) Limited

Attn: Amanda Sanchez-Barry

69 Grosvenor St

Mayfair, London W1K 3JP

+44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37427G101	13D	Page 1 of 5 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 19, 2022 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Getaround, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

SVF Fetch (Cayman) Limited

SVF Sync Holdings (Cayman) Limited

SVF Holdings (UK) LLP

Softbank Vision Fund L.P.

SoftBank Vision Fund (AIV M2) L.P.

SB Investment Advisers (UK) Limited (“SBIA UK”)

Each of SVF Fetch (Cayman) Limited and SVF Sync Holdings (Cayman) Limited is organized under the laws of the Cayman Islands. SoftBank Vision Fund L.P. is organized under the laws of Jersey. SoftBank Vision Fund (AIV M2) L.P. is organized under the laws of the State of Delaware. Each of SVF Holdings (UK) LLP and SBIA UK is organized under the laws of England and Wales.

The business address of each of SVF Fetch (Cayman) Limited and SVF Sync Holdings (Cayman) Limited is c/o Walkers Corp Ltd., 190 Elgin Avenue, George Town, Grand Cayman KY1-9008. The business address of SoftBank Vision Fund L.P. is Aztec Group House 11-15 Seaton Place, St. Helier, Jersey, JE4 0QH. The business address of SoftBank Vision Fund (AIV M2) L.P. is 251 Little Falls Drive, Wilmington, DE 19808. The business address of each of SVF Holdings (UK) LLP and SBIA UK is 69 Grosvenor Street, London W1K 3JP, England, United Kingdom. Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of SBIA UK are Rajeev Misra, Saleh Romeih, Alex Clavel, Navneet Govil, and Michelle Aylott (collectively, the “Related Persons”). Mr. Misra, Co-Chief Chief Executive Officer, Board Director and Management Committee member of SBIA UK, is a citizen of the United Kingdom. Mr. Romeih, Chair of the Board of Directors and Chair of the Management Committee of SBIA UK, is a citizen of France and the United Kingdom. Mr. Clavel, Co-Chief Executive Officer, Board Director and Executive Committee member of SBIA UK, and Board Director and Executive Committee member of SB Global Advisers Limited, is a citizen of the United States. Mr. Govil, CFO of the SoftBank Investment Advisers Group, Board Director

CUSIP No. 37427G101	13D	Page 2 of 5 pages

and Management Committee member of SBIA UK, Board Director and Executive Committee Member of SB Global Advisers Limited, Board Director of SB Global Advisers (US) Inc., is a citizen of the United States. Ms. Aylott, Board Director and Management Committee member of SBIA UK, is a citizen of the United Kingdom.

During the last five years, none of the Reporting Persons or Related Persons (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Stockholder Voting and Support Agreement

On September 7, 2023, the Issuer and certain of the stockholders of the Issuer, including SVF Fetch (Cayman) Limited and SoftBank Vision Fund (AIV M2) L.P. (collectively, the “Stockholders”), entered into individual stockholder voting and support agreements (each, the “Stockholder Voting and Support Agreement”), pursuant to which each Stockholder agreed to vote at any meeting of the Issuer’s stockholders all of the Stockholder’s shares held of record (the “Shares”) (i) in favor of certain transactions (the “Transactions”) contemplated in a subscription agreement (the “Subscription Agreement”) entered into by the Issuer and Mudrick Capital Management L.P. (together with its permitted successors and assigns, the “Lender”), pursuant to which the Issuer will issue, and the Lender will subscribe to, a super priority secured promissory note for an initial principal amount of approximately $15 million (the “Note”); (ii) in favor of the approval of any proposal to adjourn or postpone any stockholder meeting to a later date if there are not sufficient votes for approval of the Transactions on the date on which such stockholder meeting is held; (iii) against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Subscription Agreement or the Note with respect to the Transactions; and (iv) against any action, proposal, transaction or agreement that would reasonably be expected to impede, materially delay or adversely affect the consummation of the Transactions or the fulfillment of the Issuer’s covenants under the Subscription Agreement or the Note with respect to the Transactions or change in any manner the voting rights of any class of shares of the Issuer (including any amendments to the Issuer’s certificate of incorporation or bylaws).

In addition, pursuant to the Stockholder Voting and Support Agreement, each Stockholder agreed to not, directly or indirectly, (i) sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (including by merger or otherwise by operation of law) (collectively, a “Transfer”), or (ii) enter into any voting trust, proxy, contract, option or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Shares, subject to certain exceptions as described therein.

CUSIP No. 37427G101	13D	Page 3 of 5 pages

The Stockholder Voting and Support Agreement shall terminate automatically, without any action on the part of any party thereto, upon the latest of: (a) the first date on which both of the following have occurred: (i) the Initial Conversion Price Adjustment Supplemental Indenture (as defined in the Subscription Agreement) has become operative and (ii) the Note has been repaid pursuant to the terms thereof on or prior to January 31, 2024; and (b) the first date on which both the Initial Conversion Price Adjustment Supplemental Indenture and the Additional Conversion Price Adjustment Supplemental Indenture (as defined in the Subscription Agreement) have become operative.

The foregoing description of the Stockholder Voting and Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Stockholder Voting and Support Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor any of the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

4	Stockholder Voting and Support Agreement, dated September 7, 2023, by and among Getaround, Inc. and SVF Fetch (Cayman) Limited.

5	Stockholder Voting and Support Agreement, dated September 7, 2023, by and among Getaround, Inc. and SoftBank Vision Fund (AIV M2) L.P.

CUSIP No. 37427G101	13D	Page 4 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2023

SVF Fetch (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF Sync Holdings (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF Holdings (UK) LLP

By: Softbank Vision Fund L.P., its Managing Member

By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SoftBank Vision Fund L.P.

By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SoftBank Vision Fund (AIV M2) L.P.

By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

CUSIP No. 37427G101	13D	Page 5 of 5 pages

SB Investment Advisers (UK) Limited

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel